Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

335, Inc d/b/a Soli and SoliPoints
125 Mt Auburn Street, Suite 1649
Cambridge, MA 02238-1649
www.solipoints.com

Up to $1,070,000.00 in Series B Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: 335, Inc d/b/a Soli and SoliPoints
Address: 125 Mt Auburn Street, Suite 1649, Cambridge, MA 02238-1649
State of Incorporation: DE
Date Incorporated: December 01, 2014

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Series B Common Stock
Offering Maximum: $1,070,000.00 | 535,000 shares of Series B Common Stock
Type of Security Offered: Series B Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $250.00

The Company and its Business

Company Overview

Soli is a customer acquisition and retention loyalty plan rewarding shoppers with cash back and carbon reduction. It is in the form of redeemable electronic points used by commercial enterprises to market their offers. Soli acquires carbon offsets by the ton and fractionalizes them into 2-pound increments that are then tied into each coupon point. Shoppers earn points when buying from the Soli merchant network. Soli banks cash back for users and credits them for carbon reduction.

Competitors and Industry

There are many loyalty plans, none that we know of with a compelling mission to address climate change. Examples: Delta Air Miles, Hotel rewards programs, Upromise, Ucapture, DoneGood, Frequent Flyer Miles, Recycle Bank, Pips Rewards, NuRide, Hertz, Enterprise, etc. Retail: Staples, Verizon. Direct Marketing: LL Bean.

Current Stage and Roadmap

The Company is operational with an iOS app, an Affiliate merchant network, front end and back end systems and marketing agreements with over 15,000 merchants and greater Boston academic institutions. We plan to roll out the academic model this Fall throughout US and Canadian campuses. In addition to academia, the marketing verticals of hospitality and travel, CPG Brands, sports & entertainment, capital goods will be targeted. We plan on expanding the affiliate network.

The Team

Officers and Directors

Name: Robert S. MacArthur

Robert S. MacArthur's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman, President, Director
  Dates of Service: December 01, 2014 - Present
  Responsibilities: Setting Company policy and directing operations

Name: Brian C Alexson

Brian C Alexson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: July 09, 2016 - Present
  Responsibilities: Conduct daily activities of the Company

Other business experience in the past three years:

- **Employer:** Environmental Health Services
  Title: Senior Vice President
  Dates of Service: August 01, 2016 - Present
  Responsibilities: Serve as a consultant and oversee operations

Other business experience in the past three years:

- **Employer:** One Roof Energy
  Title: COO
  Dates of Service: September 01, 2015 - August 30, 2016
  Responsibilities: Oversee all aspects of sales, marketing and operations for this $200 million dollar solar financing company.

Name: Lilliane LeBel

Lilliane LeBel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President Communications and Governance
  Dates of Service: December 01, 2014 - Present
  Responsibilities: Manage internal and external communications throughout organization.

Other business experience in the past three years:

- **Employer:** LeBel Marketing
  Title: President
  Dates of Service: April 01, 2011 - Present
  Responsibilities: Management, sales, marketing,

Name: Brian A. Bauer

Brian A. Bauer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP, Direct Marketing
  Dates of Service: December 09, 2014 - Present
  Responsibilities: Marketing to potential customers (businesses) and users (consumers); customer and consumer engagement, care and feeding of database

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Risks related to this investment are uncertain
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product,

that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Series B Common Stock you are buying is limited

Any Series B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the Series B Common Stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Series B Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Series B Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Series B Common Stock. In addition, if we need to raise more equity capital from the sale of Series B Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management has discretion as to use of proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections and forward looking statements are uncertain
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a socially-responsible loyalty rewards program. Our revenues are therefore dependent upon the desire of people and companies to be socially responsible as well as companies to become merchants within our program.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the development stage with an Android app to tie it and the current iOS app into a fully functional web platform. While the proceeds of this offering are expected to provide sufficient capital to complete these developments, insufficient investment would delay the process and call for obtaining additional capital from sources that may or may not be available, or if available only on terms that would negatively impact current equity holders, including investors in this

offering. Delays or cost overruns in the development could result in the termination of agreements in place with academic institutions (whereby they market Soli to their constituents), causing irreparable harm.

Minority holders have limited rights and the Series B Common Stock has no voting rights

The Series B Common Stock that an investor is buying has no voting rights attached to them. Therefore, holders thereof will have a limited, if any, ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is any cash remaining after all of the creditors of the Company and any holders of preferred stock that may be issued have been paid out.

You are trusting that management will make the best decision for the Company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

The Company may have insufficient funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our platform will be able to gain greater traction in the marketplace. It is possible that our platform will fail not gain broad market acceptance for any number of reasons. If the platform fails to achieve broad market acceptance in the marketplace, then this could materially and adversely impact the value of your investment.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on the Company or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on the Company could harm our reputation and materially negatively impact our financial condition and business.

Merchant adoption may be slow
If the Company is unable to expand its merchant network it will be slow to develop its customer base and may not succeed.

We rely heavily on one important service provider
The Company has an agreement with Empyr, an on-line and offline provider of card linking services enabling merchants and shoppers to conduct seamless transactions at the POS. If for any reason those services were not longer to be provided the Company might have to seek alternate means to conduct its business and may not be able to do so in a timely or cost effective manner.

The Company marketing strategy may fail
Loyalty consumer rewards as a form of universal currency adopted by a coalition of marketers have been very successful in Europe, Britain and Canada, but not in the US. While SoliPoints carbon mission oriented coupon plan includes marketing outside the US, failure of adoption among a host of brands within the US might cause a material change in marketing and additional capital, neither of which might be achievable.

We may need significant working capital to purchase carbon offsets
The carbon Offset markets are basically commodities of numerous types and costs. At present we source carbon credits from RGGI via an arrangement with non-profit The Adirondack Council, wherein we buy as needed at 15% over the bulk costs to The Adirondack Council. Hence, we need not carry any major inventories. This arrangement works favorably for all parties. If for any reason The Adirondack Council discontinued its practice of buying carbon credits for their own program, it might cause us to support inventories that could tie up significant working capital.

The Series B Common Stock will be subordinate to any Preferred Stock and Company debt.

The Series B Common Stock is equity, which by its nature is subordinate to any present or future debt obligations of the Company. The effect of this subordination is that if the Company is involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of its debt, if any, its assets will be available to distribute assets in liquidation only after all debt of the Company, if any, has been paid in full from those assets. The Company may not have sufficient assets remaining to make any distribution to the holders of Series B Common Stock after payment of its debt. The Company is not restricted from incurring any debt or other liabilities.

The Company does not have a majority of independent persons serving on the Board and one individual controls the Company.

The Board consists one director, Robert MacArthur. In addition, Mr. MacArthur owns a majority of the Series A Common Stock. Because the Company does not have any independent directors and the controlling stockholder of the Company has no intention of electing any independent directors, the Company runs a greater risk that a significant error or irregularity could occur that could be materially damaging to the Company's stockholders and holders of Series B Common Stock.

The investors cannot easily resell the Company's securities.

There is not now and likely will not be a public market for the Series B Common Stock or any capital stock of the Company. Because the Series B Common Stock has not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series B Common Stock has transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Series B Common Stock may also adversely affect the availability or price that an investor might be able to obtain for the Series B Common Stock in a private sale.

There is no assurance the maximum amount of this offering will be sold.
This offering will be undertaken through the services of a third party that will act as the Company's online portal, and there can be no assurance that all of the Series B Common Stock offered hereby will be sold. Failure to sell all of the stock offered may result in the Company having less capital than the Company considers ideal, which could adversely affect the ability of the Company to take advantage of business opportunities and grow in accordance with its existing objectives or in the manner it currently contemplates. The offer and sale of the Series B Common Stock pursuant to this offering have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws. Thus, investors cannot rely upon any regulatory agency having reviewed the terms of the offering, including the nature and amount of compensation, disclosure of risk and the fairness of the terms of the offering. Accordingly, investors must judge the adequacy of disclosure and fairness of the terms of the offering on their own, and without the benefit prior review by any regulatory agency.

Holders of Series B Common Stock will have no voting or information rights with respect to decisions of the Company.
The Non-Voting Common Stock does not provide investors will any voting rights or information rights and, to the extent the holders of Non-Voting Common Stock are entitled to vote on a matter by law, they must vote in the same manner as the holders of Non-Voting Common Stock. Therefore, holders of Non-Voting Common Stock will have no ability to impact or otherwise influence the Company's decisions.

If the Company raises additional funds through collaboration, licensing, or other similar arrangements, then it may be necessary to relinquish potentially valuable rights to the Company's current products, potential products, or proprietary technologies, or grant licenses on terms that are not favorable to the Company.
The Company may determine, either because it is unable to raise funds through sales of equity or debt or because terms are more beneficial, to raise funds through collaborations, licensing, or other similar arrangements. Those arrangements often require payment of royalties or other compensation that decreases the amount of revenue and/or profit that the Company may generate in the future, and they may be structured to give exclusive rights to certain markets. Any such arrangements could result in a reduction in the value of the assets of the Company or alter the financial outlook of the Company in a way that could have a positive or negative impact on the operating results of the Company.

If the Company is able to obtain additional financing and thereafter be successful in growing its revenues according to its operating plans, then the Company may not be able to manage its growth effectively, which could adversely affect its operations and financial performance.
The ability to manage and operate the Company's business as the Company executes its growth strategy may require further substantial capital and effective planning. Significant rapid growth on top of the Company's current operations could greatly strain its internal resources, leading to a much lower quality of customer service, reporting problems and delays in meeting important deadlines that could adversely

affect the Company's business, financial condition, and operating results. The Company's efforts to grow could place a significant strain on its personnel, management systems, infrastructure, liquidity, and other resources. If the Company does not manage its growth effectively, then its operations could be adversely affected, resulting in slower or negative growth, critical shortages of cash and a failure to achieve or sustain profitability.

The Company does not intend to pay dividends for the foreseeable future.
The Company currently intends to retain any future earnings to finance the operation and expansion of its business does not expect to declare or pay any dividends in the foreseeable future. As a result, investors may only receive a return on their investment in Non-Voting Common Stock, if at all.

Catastrophic events or political instability could disrupt and cause harm to the Company's business.
A natural disaster, fire, act of terrorism or another catastrophic event that results in the destruction or disruption of any of the Company's critical business operations or information technology systems could severely affect the Company's ability to conduct normal business operations and, as a result, its future operating results could be harmed. Political instability or catastrophic events in any country where the Company or one of its suppliers operates could adversely affect the Company's business in the future, its financial condition and its operating results.

An economic downturn or economic uncertainty in the United States or in other key markets may adversely affect use of the Company's mobile applications.
The Company's mobile applications rely on consumer spending to attract merchants and carry out its mission statement. Factors affecting the level of consumer spending include general market conditions, macroeconomic conditions and other factors such as consumer confidence, the availability and cost of consumer credit, levels of unemployment and tax rates. As global economic conditions continue to be volatile or economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to reductions due to credit constraints and uncertainties about the future. Unfavorable economic conditions may lead consumers to delay or reduce purchases using the Company's mobile applications. Consumer demand for use of the Company's mobile applications may not reach the Company's targeted level, or may decline, when there is an economic downturn or economic uncertainty. The Company's sensitivity to economic cycles and any related fluctuation in consumer demand could adversely affect the Company's business, financial condition, and operating results.

If the Company is unable to retain, attract and integrate qualified personnel, then it ability to develop and successfully grow its business could be harmed.

In addition to the continued services of Mr. Axelson, the Company believes that its future success is highly dependent on the contributions of its other executive officers, as well as its ability to attract and retain highly skilled and experienced sales, research and development and other personnel. All of the Company's employees, including its executive officers, are free to terminate their employment relationship with the Company at any time, and their knowledge of the Company's business and industry may be difficult to replace. If one or more of the Company's executive officers or key employees leave, then the Company may not be able to fully integrate new personnel or replicate the prior working relationships, and its operations could suffer. Qualified individuals are in high demand, and the Company may incur significant costs to attract them. Many of the companies with which the Company competes for experienced personnel also have greater resources than those of the Company. If the Company is unable to attract and retain highly skilled personnel, then it may not be able to achieve its strategic objectives, and its business, financial condition and operating results could be adversely affected.

The Company is highly dependent on its Chief Executive Officer.

The Company's future success depends in significant part on the continued service of its CEO, Brian Axelson. Mr. Axelson is critical to the strategic direction and overall management of the Company. Mr. Axelson is an at-will employee, which means that he can be terminated and can terminate his employment relationship at any time. The loss of Mr. Axelson could adversely affect the Company's business, financial condition, and operating results.

Security breaches and improper access to or disclosure of the Company's information systems, or other hacking and phishing attacks on the Company's systems, could harm the Company's reputation and adversely affect its business.

Any failure to prevent or mitigate security breaches and improper access to or disclosure of the Company's data or user data, including personal information, content or payment information from users, could result in the loss or misuse of such data, which could harm the Company's business and reputation and diminish its competitive position. In addition, computer malware, viruses, social engineering (predominantly spear phishing attacks), and general hacking have become more prevalent likely will occur in the Company's systems. The Company may also encounter attempts to create false or undesirable user accounts or take other actions on the Company's platform for purposes, such as spamming, spreading misinformation, or other objectionable ends. Such attacks may cause interruptions to the services the Company provides, degrade the user experience, cause users to lose confidence and trust in the Company's products, impair the Company's internal systems, or result in financial harm to the Company. The Company's efforts to protect its data or the information its receives may also be unsuccessful due to software bugs or other technical malfunctions; employee, contractor, or vendor error or malfeasance; or other threats that evolve. In addition, third parties may attempt to fraudulently induce employees or users to disclose information in order to gain access to the Company's data or its users' data. Cyber-attacks continue to evolve in sophistication and volume, and inherently may be difficult to detect for long periods of time. The Company cannot be certain that measures it takes to protect against cyber-attacks will provide absolute security, and the Company may incur significant costs in protecting against or remediating cyber-attacks.

The Company relies in part on application marketplaces and Internet search engines to drive traffic to its Soli mobile application, and if the Company fails to appear high up in the search results or rankings, traffic to the Company's platform could decline and its business and operating results could be adversely affected.

The Company relies on application marketplaces, such as Apple's App Store (and, upon development and acceptance of the Soli mobile application to Google's Play Marketplace, such Marketplace), to drive downloads of our mobile application. In the future, Apple, Google or other operators of application marketplaces may make changes to their marketplaces that make access to the Company's Soli mobile application more difficult. The Company also depends in part on Internet search engines, such as Google, Bing, and Yahoo, to drive traffic to the Company's website. For example, when a user types an inquiry into a search engine, the Company relies on a high organic search result ranking of its webpages in these search results to refer the user to its website. However, the Company's ability to reach and maintain high organic search result rankings is not within its control. The Company's competitors' search engine optimization, or SEO, efforts may result in their websites receiving a higher search result page ranking than the Company's website, or Internet search engines could revise their methodologies in a way that would adversely affect the Company's search result rankings. Any reduction in the number of users directed to the Soli mobile application or website through application marketplaces and search engines could harm the Company's business and operating results.

The Company may not successfully develop an Android application of the Soli mobile application and, if it does successfully develop it, then it may not be accepted to Android's Play Marketplace.

The Soli mobile application has not yet been developed for the Android operating system and will require significant capital funding, the expertise of the Company's management and developers, and time and effort in order to develop and successfully launch it. The Company may have to make changes to the specifications of the application for any number of reasons or the Company may be unable to develop it in a way that realizes its desired specifications or any form of a functioning application. Furthermore, despite good faith efforts to develop the Android application, it is still possible that the application will experience malfunctions or otherwise fail to be adequately developed, which may negatively impact the operating results of the Company. Even if the Company successfully develops the Soli mobile application for Android, the terms and conditions of Google's Play Marketplace could result in the application never being available on such Marketplace. Once available thereon, changes to such terms and conditions may decrease the visibility or availability of the Soli mobile application, which would limit the Company's distribution capabilities and prevent access to that application.

Failure to properly scale the Company's network could result in diminished user experience.

As the Company's user base increases, the network's infrastructure as it relates to storage space, bandwidth, processing ability, speed and other factors may begin to deteriorate or fail completely. This may result in deteriorating user experience, system failures or system outages for continued periods of time. Additionally, issues with cross-compatibility of the Company's Android, iOS and Web properties may cause system errors, failures or other technical issues. Any of the foregoing issues could have a significant impact on the Company's operations.

The Company has not yet developed a robust research and development program or invested significant resources in research and development.

The Company has not yet developed a robust research and development program or invested significant resources in research and development. The Company's resources have been focused on the launch of its initial mobile application and the development of its iOS application. As a result, the Company has used its capital and human resources on that application rather than on developing strong research and development capabilities.

The Company's success depends significantly on its ability to develop the value and reputation of its brand.

The Company's success depends significantly on the value of its US Patent 8,527,335 and reputation of its brand, including its primary trademarks "SOLI" (U.S. trademark registration number 4945455) and "SOLIPOINTS" (U.S. trademark registration number 4945456), which covers the administration of a customer loyalty program which provides consumers a reward program that enables shopper to lower their carbon footprint by earning carbon offset credits with every dollar spent and earns them cash rewards to be used as discounts on goods and services or tax-deductible donations. Maintaining, promoting and positioning the Company's brand will largely depend on the success of its marketing efforts and its ability to provide consistent, high-quality service. If the Company fails to achieve those objectives or if its public image or reputation were to be tarnished by negative publicity, then the Company's brand, business, and operating results could be adversely affected. Negative publicity regarding any products with which the Company is associated or may become associated, its products, its customers' content, and the labor policies of any of the Company's suppliers could create corresponding negative publicity for the Company, harm the Company's brand image and, as a result, adversely impact its revenues and results of operations. Maintaining and enhancing the Company's brand may require it to make substantial investments and these investments may not achieve the desired goals. If the Company fails to successfully promote and maintain its brand or if the Company incurs excessive expenses in this effort, then the Company's business and operating results could be adversely affected.

There is no guarantee that the rate of the Company's revenues in the future will be as high as its current revenues.

Although the Company has some revenues, investors should not consider that the Company's revenue growth is indicative of the Company's future performance. In future periods, the Company's revenues could decline or grow more slowly than it expects. The Company also may continue to incur significant losses in the future for a number of reasons, including other risks described in this Offering Memorandum, and the Company may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors.

The Company's generates substantially all of its revenue from participating merchants. The failure to attract new merchants, the loss of merchants, or a reduction in how much they spend could seriously harm the Company's business. Substantially all of the Company's revenue is generated from merchants paying marketing fees to the Company to participate in the Company's mobile application, which we expect to continue for the foreseeable future. The merchants do not have long-term agreements with the Company. Therefore, any merchant can choose to stop using the Company's services. Although no single merchant accounts for a significant portion of the Company's revenue, many of the Company's merchant only recently started working with the Company and spend relatively small amounts of their marketing funds with the Company. In addition, merchants may view the Company's mobile application as unproven. Merchants will not continue to do business with the Company if the Company does not effectively market them, or if they do not believe that their investments in marketing with the Company will generate a competitive return relative to other alternatives. Moreover, the Company relies heavily on its ability to collect and disclose data and metrics to and for its merchants to attract new merchants and retain existing advertisers. Any restrictions, whether by law, regulation, policy, or other reason, on the Company's ability to collect and disclose data which merchants find useful would impede the Company's ability to attract and retain merchants.

There are several potential competitors who are better positioned than the Company to control the market

The Company will compete with larger, established brands that currently have products on the market and/or various respective product development programs. Some of those brands include Delta Air Miles. They have much better financial means, marketing and sales expertise, and human resources than those of the Company. They may succeed in developing and marketing equivalent products that compete with the Company's products earlier than the Company, or they may develop superior products than those developed by the Company. There can be no assurance that competitors will not render the Company's technology or products obsolete or that the Company's mobile application will be preferred to any existing or newly-developed technologies. It should further be assumed that that competition will intensify.

The Company has a limited operating history upon which an investor can evaluate its performance, and accordingly, its prospects must be considered in light of customary issues early-stage companies encounter.

The Company incorporated under the laws of the State of Delaware on December 1, 2014. The Company's ability to build a viable business and the likelihood of building such a business must be considered in light of the problems, expenses, difficulties, complications, uncertainties, and delays frequently encountered in connection with the growth of an early-stage business. Moreover, general financial and operating risks confronting startups are significant. The Company is not immune to those risks. The market in which the Company competes is highly competitive, and the percentage of companies that survive and prosper is small. Startups often experience unexpected problems in the areas of product development, marketing, financing, general management and market acceptance, among others, which frequently cannot be solved. In addition, startups may require substantial amounts of financing, which may not be available through institutional private placements, the public markets or otherwise. Investors should consider the Company's business, operations, and prospects in light of the risks, expenses, and challenges faced as an early-stage company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Robert S. MacArthur	4,810,000	Series A Common Stock	67.98%

The Company's Securities

The Company has authorized Series A Common Stock, and Series B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Series B Common Stock.

Series A Common Stock

The amount of security authorized is 10,000,000 with a total of 7,075,600 outstanding. In addition, there are 25,000 options outstanding exercisable for shares of Series A Common Stock.

Voting Rights

The holders of shares of Series A Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholder and may act by written consent in lieu of a meeting.

Material Rights

The holders of shares of Series A Common Stock together with the holders of shares of Series B Common Stock are entitled to dividends if and when declared by the board of directors of Soli and paid to them. In the event of the liquidation, dissolution, or winding up of Soli, the holders of Series A Common Stock with the holders of Series B Stock will be entitled to share pro rata in all of the assets of Soli after payment of all liabilities and setting aside sufficient assets as required under law. In the event of a change of control of Soli, holders of Series A Common Stock and holders of Series B Common Stock are entitled to share pro rata in the consideration paid to the holders of capital stock or for the assets purchased from Soli upon distribution of the proceed received by Soli in the sale of assets.

Series B Common Stock

The amount of security authorized is 535,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series B Common Stock.

Material Rights

The holders of shares of Series B Common Stock together with the holders of Series A Common Stock are entitled to dividends if and when declared by the board of directors of Soli and paid to them. In the event of the liquidation, dissolution, or winding up of Soli, the holders of Series B Common Stock with the holders of Series A Common Stock will be entitled to share pro rata in all of the assets of Soli after payment of all liabilities and setting aside sufficient assets as required under law. In the event of a change of control of Soli, holders of Series B Common Stock and holders of Series A Common Stock are entitled to share pro rata in the consideration paid to the holders of capital stock or for the assets purchased from Soli upon distribution of the proceed received by Soli in the sale of assets. To the full extent not prohibited by law, holders of Series B Common Stock shall not be entitled to inspect or make copeis and extracts from the Corporations stock ledger, a list of it's stockholders, or any other books and records of the Corporation or subsidiaries.

What it means to be a minority holder

As a minority holder of capital stock of the Company and a holder of Series B Common Stock, the investors will have limited ability, if any, to influence the Company's policies or any other corporate matters, including the election of directors, changes to the Company's organizational documents, additional issuances of securities, company repurchases of securities, a merger of the Company, a sale of the Company's stock, a sale of assets of the Company, or transactions with related parties. As of the date of this offering, Robert MacArthur owns a majority of the Series A Common Stock. As a result, he has the right to elect all of the directors. Currently, he is the sole director of the Company and does not intend to increase the number of directors on the Board. Therefore, he controls all decisions regarding the business and affairs of the Company, including the election of officers of the Company. If any stockholder disagrees with the decisions that Robert MacArthur makes as a stockholder or director, then they will not have the ability to influence or change those decisions.

Dilution

Investors in this offering should understand the potential for dilution. Each investor's ownership of the Company could be diluted due to the Company issuing additional shares of capital stock of the Company. If the Company issues more shares of capital stock of the Company, then the percentage of all capital stock of the Company that you own will decrease, even though the value of the Company may increase, and investors will own a smaller portion of a company with greater value than before the dilution. An addition issuance of shares of capital stock of the Company could result from a stock offering (such as an initial public offering, another crowdfunding offering, a venture capital offering or angel investment), employees exercising stock options or other equity awards, or by conversion of certain instruments, such as convertible notes or warrants, into capital stock of the Company. If the Board decides to issue additional shares of capital stock of the Company, then investors could experience (i) value dilution because each share of capital stock of the Company would be worth less than before the issuance, (ii) control dilution because the total percentage of the Company that each investor owns would be lower than before issuance, and (iii) earnings dilution because the amount each investor earns per share may be lower than before the issuance. The type of dilution that is most detrimental to early-stage investors occurs when a company sells more shares of capital stock in a "down round," meaning at a lower valuation than in the earlier offering, including this offering. If an investor making an investment expecting to own a certain percentage of the Company's capital stock or expecting each share to hold a certain amount of value, then it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share of capital stock, ownership percentage, and earnings per share. The Company plans on raising equity in additional offerings after this offering; therefore, the likelihood that your ownership of capital stock will be diluted is very high. In addition, the Company has issued convertible notes, which may convert into capital stock of the Company and has reserved shares for issuance upon exercise of options that may be granted.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $55,500.00
  Use of proceeds: Operating capital and development
  Date: July 09, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Debt
  Final amount sold: $256,738.29
  Use of proceeds: Product Development and Operations
  Date: July 12, 2018

Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $123,261.71
  Use of proceeds: Product Development and Operations
  Date: December 31, 2016
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:
Please refer to the accountant's Notes to the Financial Statements. As noted, the Company experienced development expenses in excess of $400,000. This included legal expenses covering patent work, marketing research and testing, iOS and website development, branding and trademark work. Part of these expenses have been capitalized. They position the Company to the stage where it had a marketable product by April of 2018. Moving forward the Company expects to continue to invest heavily in marketing while continuing in technical development for Android, web platform, blockchain, and patent work covering consumer rewards centered on water and recycling issues. The nature of Soli as a coalition consumer reward platform calls for rapid and significant investment in marketing to cement our first-mover advantage. Significant losses are anticipated in the early years. This rapid scaling business model follows in the footsteps of companies such as AirBnB, Uber, Lyft, and Amazon.

Historical results and cash flows:
First operating revenues were realized in April, 2018. The Company anticipates rapid scaling of revenues leading to profitability henceforth.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand,

existing lines of credit, shareholder loans, etc...)
The company founder has pledged to lend an additional $10,000 on demand.
Additionally, one of the Company advisors has pledged to invest $15,000 in equity.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
The funds from this offering are the preferred route for raising essential capital. Alternate sources will be sought if necessary.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
The Company is need of capital, and if not provided by this offering, then it will seek other sources.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
Three months. Based on cash on hand, accounts receivable, founder and investor pledges, plus minimum StartEngine raise. Expenses: Marketing $7,000, Developers $15,000, Operations $10,000, Legal & Accounting $8,000

How long will you be able to operate the company if you raise your maximum funding goal?
15 months at a monthly burn rate averaging $65,000 (including salaries, consulting fees, marketing, development and short term debt retirement).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
Post this offering, the company plans to actively seek private equity and VC investments.

Indebtedness

- **Creditor:** Goodwin Proctor
  Amount Owed: $56,400.00
  Interest Rate: 1.0%
  Maturity Date: December 31, 2019

- **Creditor:** Robert S. MacArthur, Founder
  Amount Owed: $380,000.00
  Interest Rate: 6.0%
  Maturity Date: November 01, 2018

Related Party Transactions

- **Name of Entity:** Robert S. MacArthur
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The Company borrowed $380,000 from Robert S. MacArthur at an interest rate of 6% per year with a maturity date of November 1, 2018.
  Material Terms: The Company entered into an Amended and Restated Promissory Note for $380,000, bearing an interest rate of 6% per year and having a maturity date of November 1, 2018, at which time, Robert MacArthur may demand repayment of the entire amount of the loan.

Valuation

Pre-Money Valuation: $14,201,200.00

Valuation Details: Advisory board conclusion based on comparative analysis, issued and pending patents, business model, traction to date, market demand for product.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Legal & Accounting*
  94.0%
  Legal and accounting expenses of the Offering

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  40.0%
  National roll-out of existing academic model now being deployed in greater with Boston with Boston U., Tufts, MIT, Harvard, UMass, Northeastern, Wentworth, Babson, others and the city of Boston Greenovate program. As members of AASHE we will network with them to reach institutions across the country. Simultaneously we will solicit major brands as merchants to add to our present 15,000+ and more than 350 Affiliate partners.

- *Research & Development*

15.0%
Build out Android app and tie existing iOS into a new web platform to be developed for full order placing and tracking of customer orders on-line and in store. Some development to prepare Points as crypto-tokens.

- *Operations*
  24.0%
  General & Administrative overhead including payroll

- *Working Capital*
  15.0%
  Accounts payable, debt, carbon purchase

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Complaince Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.solipoints.com (Solipoints.com/Investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/soli

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

Notes

Addendum to Note 6 in the Financial Statements:

The stock repurchase agreement outstanding at April 10, 2018 in Note 6, was settled in full at the end of August 2018 for a payment of $10,000.00. The repurchased shares are now authorized but unissued stock.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR 335, Inc d/b/a
Soli and SoliPoints

[See attached]

335, INC.

DBA SOLI

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED
December 31, 2017 and 2016

335, Inc. DBA Soli
Index to Financial Statements

Bennett & Company, PC
Certified Public Accountants

34 Jerome Avenue
Bloomfield, CT 06002
(860) 243-3333
Fax: 726-1111

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

August 1, 2018

Board of Directors
335, Inc.
Cambridge, Massachusetts

We have reviewed the accompanying financial statements of 335, Inc., DBA Soli, which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations and retained earnings, cash flows and changes in stockholder deficit for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Bennett & Company PC

Certified Public Accountants

335, INC.
DBA SOLI
BALANCE SHEETS
DECEMBER 31, 2017 AND 2016

ASSETS

	DECEMBER 31,	
	2017	**2016**
CURRENT ASSETS:		
Cash	$ 179	$ -
TOTAL CURRENT ASSETS	179	-
OTHER ASSETS:		
Patent costs	57,244	56,400
App development costs	205,591	58,226
TOTAL OTHER ASSETS	262,835	114,626
TOTAL ASSETS	$ 263,014	$ 114,626

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:		
Accounts payable	$ 56,400	$ 56,400
TOTAL CURRENT LIABILITIES	56,400	56,400
LOAN PAYABLE - STOCKHOLDERS'	327,364	127,460
TOTAL LIABILITIES	383,764	183,860
STOCKHOLDERS' DEFICIT:		
Common stock, (authorized 10MM shares; issued and outstanding 730,060 and 635,620 shares at December 31, 2017 and 2016, respectively)	73	64
Deficit	(120,823)	(69,298)
TOTAL STOCKHOLDERS' DEFICIT	(120,750)	(69,234)
TOTAL LIABILITIES & STOCKHOLDERS' DEFICIT	$ 263,014	$ 114,626

See accompanying notes and independent accountants' review report

4

335, INC.
DBA SOLI
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
NET REVENUES	$ -	$ -
EXPENSES:		
Meetings and travel	9,875	2,170
Administrative	9,067	7,846
Marketing & business development	9,028	8,273
Professional fees	8,955	5,000
Website and computer costs	2,651	-
License and registration	1,755	-
Telephone and internet	1,410	-
Printing	1,001	-
Supplies	961	-
Insurance	696	-
TOTAL EXPENSES	45,399	23,289
NET LOSS FROM OPERATIONS	(45,399)	(23,289)
INTEREST EXPENSE	6,126	4,292
NET LOSS	$ (51,525)	$ (27,581)

See accompanying notes and independent accountants' review report

335, INC.
DBA SOLI
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	Common Stock	Deficit	Total Stockholders' Deficit
Balance on January 1, 2016	$ 62	$ (41,717)	$ (41,655)
Issuance of stock 2016	2		2
Net loss 2016		(27,581)	(27,581)
Balance on December 31, 2016	64	(69,298)	(69,234)
Issuance of stock 2017	9		9
Net loss 2017		(51,525)	(51,525)
Balance on December 31, 2017	$ 73	$ (120,823)	$ (120,750)

335, INC.
DBA SOLI
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

<u>**YEARS ENDED DECEMBER 31,**</u>

	2017	**2016**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (51,525)	$ (27,581)
Changes in assets and liabilities:		
Increase in acounts payable	-	56,400
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(51,525)	28,819
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of app development and patent costs	(148,209)	(102,350)
NET CASH USED IN INVESTING ACTIVITIES	(148,209)	(102,350)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from shareholder loans, net	199,904	73,529
Proceeds form issuance of common stock	9	2
NET CASH PROVIDED BY FINANCING ACTIVITIES	199,913	73,531
NET INCREASE IN CASH	179	-
CASH, BEGINNING OF YEAR	-	-
CASH, END OF YEAR	$ 179	$ -

See accompanying notes and independent accountants' review report

335, INC.
DBA SOLI
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

NOTE 1 - **ORGANIZATION AND NATURE OF OPERATIONS:**

335, Inc. was formed on December 1, 2014 ("Inception") in the State of Delaware. It is the successor company of Eco Value Points, a corporation which in 2012 took its first tangible steps towards the commercialization of a business idea initially developed in 2008. The financial statements of 335, Inc. (which may be referred to in these financial statements as *Soli* or *the Company,* are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Cambridge, MA.

335, Inc has developed an iOS app that allows consumers to take part in retiring carbon credits that are currently available for purchase by power plants in state regulated cap & trade markets as credits (aka allowances) that enable these power plants to continue emitting carbon dioxide above desired standards as an alternative to making rapid and large capital expenditures in clean energy. Large (and small) enterprises purchase Soli's redeemable digital points to attach to their goods and services as a loyalty plan to gain and retain customers and be regarded as socially responsible. Shoppers earn discounts and simultaneously accumulate *Soli Points* that are tied to direct retirement of carbon credits using the Company's patented IP. Concomitant credits become more scarce and therefore more expensive, resulting in polluting companies no longer perceiving their purchase as an economically feasible alternative to actually reducing their carbon impact on the environment through investment in better technology.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements have been prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and May 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

App Development Costs
The company capitalizes app development costs once it is determined that it is probable such costs will be realized through the ultimate commercialization of its app. These costs include software development costs, graphic design costs other related costs. These costs will be amortized over a specific time frame once the Company is recognizing revenue.

Advertising
The Company expenses all advertising, marketing and promotional costs as incurred.

Property and Equipment
Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on straight-line bases over the estimated useful lives of the related assets, which range from three to ten years, or, when related to leases, over the lesser of the term of the lease or the estimated useful life of the asset. Soli expenses all internal costs of website upgrades as it cannot on a reasonably cost-effective basis allocate costs between maintenance and minor upgrades and enhancements.

Revenue Recognition
The Company will recognize revenues principally from the spread between the sale price of *Soli Points* as fractions of carbon tons, and the cost of carbon credit tons bought in bulk in state regulated cap & trade auctions where they are sold as allowances for utilities to continue polluting for prolonged periods until they invest in cleaner technology. Revenues will derive also from affiliate commissions and other ancillary revenue streams. The timing of the revenue recognition will coincide with the consummation of consumer transactions.
.

Stock Based Compensation

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the stock issued or committed to be issued is used to measure the transaction,

335, INC.
DBA SOLI
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has

been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital. The Company did not record any such expense for 2017 or 2016 as non-employees purchased stock for an agreed upon price of $.0001, which price was determined as FMV by the Company.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and MA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company has no material commitments and is not currently engaged in or aware of any pending or threatened litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' DEFICIT

Common Stock

The Company issued 94,440 and 20,000 shares of common stock to vendors and advisors in exchange for $94 and $20 during 2017 and 2016, respectively.

335, INC.
DBA SOLI
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

NOTE 5 – STOCKHOLDER LOAN PAYABLE

Since the inception of Soli's predecessor's corporation, the majority stockholder has financed all of the expenses of the Company. Under terms of the related loan agreement, the loan is payable on demand any

time after December 31, 2017 and also provides the lender certain options to convert the loan into either common or preferred stock any time after December 31, 2017 or upon certain equity events.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through August 1, 2018, the issuance date of these financial statements.

On April 10, 2018 the Company entered into a stock repurchase agreement whereby it agreed to re-purchase 20,000 shares of its common stock from a former stockholder. The terms of the agreement require the Company to pay the former stockholder $3,000 on October 1, 2018 and $1,500 each quarter thereafter for the succeeding 38 fiscal quarters. The agreement also provides for acceleration and/or reduction of these in payments upon certain equity events.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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335, Inc d/b/a Soli is pending **StartEngine Approval.**



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335, Inc d/b/a Soli

Consumer Power to Save the Planet

Small OPO · Cambridge, MA · E-Commerce

Accepting International Investment

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It Pays to Save The Planet

Invest in Soli® Today!

Soli ® is a patented customer-rewards program that fights climate change. Every dollar spent by consumers with participating merchants (no matter the content of the purchase) keeps two pounds of carbon out of the atmosphere and earns cash back. Thus, our tagline "It Pays to Save the Planet.™"

"In my opinion, the key Soli value proposition is not the tech, the offsetting of carbon credits, the pressure it can place on big corporate or even the fabulously elegant business model (so simple others will say "why didn't I think about that" - well, because Robert [founder] did). The key motivator for an investor is that Soli puts the future of our planet's climate in the hands of the everyday consumer. When does that ever happen? Never! I would argue that this is the biggest value Soli delivers. It empowers the "few" to impact the masses. Soli squarely places the power of change into the hands of the common person and there has never been a better time in the history of the world, considering the bedrock culture of social media and crowd sourcing, for this type of solution. It's a movement not a product!! It's something everybody should be doing and they should be telling their friends, parents, siblings, cousins and neighbors to join them."

Tom Burgess

Founder, Linkable Networks & Soli Advisor




This is the size of
ONE TONNE CO_2
Take up the challenge
- reduce every way YOU can.
Now!

Soli believes consumers can create meaningful environmental impact without having to pay extra for it or shop from "green only" vendors, which do not always offer the best value. Soli 'greenifies' any product or service by tying purchases to verifiable reductions in carbon emissions. (See "Soli Revenue Streams" below.)

The Soli patent (US 8,527,335) covers the conversion of any Offset into a consumer reward where each ton and pound of retired CO2 has a unique serial number for total verification and tracking.

Far beyond just an initial concept, Soli is a real business operating with actual sales. The Soli Points iOS app is available now in the Apple App Store and is actively being used by Soli members. The app is fully functional – so you can shop right now, earn Points and begin lowering your carbon footprint.


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LEADER BOARD
SCHOOLS
EVERYONE
FRIENDS
1st

We believe Soli's loyalty platform will stimulate incredible social impact, and that we will profit from it while "doing good." It truly gives consumers

the power to save the planet, and, we believe, is a first in the industry. This is your chance to join our exciting movement and in the process potentially be rewarded as an investor.

Commerce and industry is increasingly purchasing bulk quantities of Carbon Offsets to meet social responsibility initiatives as called for by stockholders, directors, and management of corporations around the world. It's a multi-billion-dollar industry (according to Wikipedia). Management sees this as a very lucrative opportunity for Soli and its patented cutting-edge customer loyalty platform.

A carbon offset is a reduction in emissions of carbon dioxide or greenhouse gases made in order to compensate for or to offset an emission made elsewhere. The terms "carbon offsets" "allowances" and "credits" are often used interchangeably. The following predominantly will use the term "credits".

Cap and Trade markets are established to provide a means for energy producers to comply with desired emission caps. Power plants operating above Caps must buy credits to be in compliance, or face being shut down. A major market is the Regional Greenhouse Gas Initiative of the Northeast that conducts quarterly auctions of credits. RGGI regulators use the proceeds to support clean energy development, and periodically lower the Cap threshold, thus increasing the incentive for power plants to upgrade their technology and emit less CO2.



Boston University
42148 lbs
2nd
Tufts University
11326 lbs
Babson College
9314 lbs
5th
6th
7th
Framingham State University
Boston-area schools have already caused many tons of CO2 reduction!

Soli acquires and converts each ton of credits into 1,000 carbon-denominated redeemable Points for use in promoting products and services. As described below, this enables commercial enterprises to get much more for their dollar than simply buying and retiring Offsets. Soli profits in selling Points to merchants as a customer reward that lowers the carbon footprint and pays cash back. A first (to our knowledge) in the 'loyalty' plan industry, Soli retires carbon for each consumer dollar spent, no matter what is purchased.

We are planning on using blockchain technology to track Points from original source through the supply chain and redemption to prevent any possibility of duplication or fraud.

It Pays To Save The Planet™

Soli is a change agent in in the field of loyalty marketing. It differentiates from other rewards in the market by adding a compelling social mission---climate remediation; whereas others center mostly on some form of cash-back or miles.

"Nothing can be more of the moment and universally relevant than the climate!"
Robert MacArthur
Founder

If you want to do something about climate change (and you should) and potentially profit by it, then investing in Soli is the perfect opportunity for you. The company's mission and business model is to lower the carbon footprint with each dollar of sale from the Soli merchant network. Your investment will allow management to pursue and fulfill this mission. Additionally, your investment will result in an immediate reduction of CO2 as a perk. That's something to be proud of!

The Offering

Investment

$2.00/share of Series B Common Stock | When you invest you are betting the company's future equity value will exceed $15.2M.

Perks*

$250+ — If you invest minimum $250, you will retire 250 pounds of CO2.

$500+ — If you invest $500, you will retire 500 pounds of CO2

$1,000+ — If you invest $1,000, you will retire half a ton of CO2

$2,000 — If you invest $2,000, you will retire one ton of CO2

$5,000+ — If you invest $5,000 or more, you will retire five tons of CO2 **and** you will receive 5,000 Points, **and** and you will also become a Premium Soli Member entitled to special shopping discounts and other privileges as they become available.

Soli will notify all investors of merchants' offering gift cards and Soli Points that can be earned to reduce additional carbon and receive cash back upon making a purchase.

**All perks occur after the offering is completed.*



This Offering is eligible for the

This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Development Stage

Soli is now an operating business with an iOS app, available on the Apple App Store. The Android version will be developed with proceeds from this offering, along with a more robust web platform.

Consumer Power to Save the Planet



AP Photo/Jason DeCrow

It all happens without friction for you, or the consumer or the merchant -- 'magic' enabled by Soli's intellectual property and patented consumer reward system.

Times have changed from the days when many businesses regarded anything to do with the environment as a cost without bottom line benefit. Commercial enterprises now seek Soli Points to market their wares and gain and retain customers, all while building their brands as socially responsible. It can be cheaper than buying Offsets and sitting on them to look good. Soli makes their customers feel good. Soli can be habit forming, and that is the essence of a good loyalty plan.

The market is big. "The loyalty management market is expected to grow USD 1.4 Billion in 2015 to USD 4.59 Billion by 2021, at a CAGR (compound annual growth rate) of 22.2% during the forecast period. The frequent changes in consumers' demography, rise in mobile technology, increase in number of card holders, and increased focus of loyalty programs on customer segmentations are a few of the major factors driving the loyalty management market across the globe."

We will get our slice of it each year as Soli converts carbon into redeemable climate change Soli Points.

We believe Soli's loyalty platform will stimulate incredible social impact, and that we will profit from it while "doing good." It's consumer power to save the planet, and, we believe, a first in the industry. This is your chance to join the movement at the ground floor and in the process potentially be rewarded as an investor.



Soli has launched its unique model with Higher Education, and academic institutions are lining up to participate. In greater Boston, higher education institutions are expected to promote Soli to help them meet their Climate Action Plans. Currently, we are targeting Boston University, Tufts, Babson, MIT, the five campuses of UMass, Harvard and others. We plan on growing this effort across the country with the help of agencies such as the American Association for Sustainability in Higher Education (AASHE), of which Soli is a member. For Soli, it's customer acquisition at no cost! We plan to roll out nationally to target students, faculty, staff and alumni -- a total audience of about 100 million in US alone. If we had to rent those names at the typical list rental cost of $0.20 each to reach that market, it would cost us $20,000,000. We get it FREE and without risk with our proprietary and cutting-edge model.





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Natural Healing Center
0.5mi
2 lbs + 5 Points per $1
Massage
The Thirsty Scholar
1.0mi
2 lbs + 2 Points per $1
Mexican
1.0mi
Asian
1.2mi
Use our app to find
100's of local stores
& restaurants

Soli is projecting to acquire 2 million members (2% of this audience) in its first three years. Members spending just $750 a year shopping with Soli merchants (Millennials alone spend that on pizza and coffee per year) would remove the equivalent carbon emissions of 300,000 cars per year. Expanding beyond academia, as Soli expects to do within a year, would nearly offset the annual carbon emissions for a city the size of Boston or San Francisco.

And merchants can reach our elusive Millennial audience with messages that resonate. Their customers become members in Soli databases, which we expect to build exponentially into multi-millions of users. But that is only the beginning... Beyond academia, Soli will market to enterprises in other verticals: Hospitality & Travel; Sports & Entertainment; Consumer Package Goods; Brands; Capital Goods.

We believe success with this offering will provide capital to expand our network and community and position Soli for another round of financing in early 2019.

We are evaluating the developments of tokenization using blockchain or similar technology to decentralize carbon ownership. Environmental tokens for use as a loyalty plan in marketing goods and services can fit nicely into the Soli Points model. At present, most carbon offsets are centralized and controlled by a few enterprises.

We think the public should own pieces of these assets. After all, it is the consumer that is being most affected by climate change. Why shouldn't the public own part of the solution?

Our Initial Focus is with Higher Education





Many colleges and universities in the US have mandates to be carbon neutral by a set date (achieving net zero carbon emissions by balancing a measured amount of carbon released with an equivalent amount sequestered or offset, or buying enough carbon credits to make up the difference).

See examples:

- Major universities that have signed a public commitment
- American Association for Sustainability in Higher Education
- Boston University





Soli's Opportunity

1) Currently, higher education is burdened with rising costs for buying carbon offsets. There are only so many light bulbs that can be changed, and thermostats that can be turned down.

Our intellectual property provides an opportunity to partner with colleges and universities to help them attain their sustainability goals at zero to little cost when they promote Soli to their students, faculty, staff, and alumni.

2) An important part of Soli's opportunity is appealing to brands and retailers that are having difficulty marketing to Millennials in higher education.

"There are 80 million Millennials in America alone and they represent about one quarter of the entire population, with $200 billion in annual buying power."
Forbes

Engage for Good, a company that looks at the statistics of cause marketing, reports "Nearly 2/3 of Millennials and Gen Z express a preference for brands that have a point of view and stand for something." Research demonstrates that Millennial consumers will pay more for sustainable products and will check product labels for environmental impact. With Soli they pay less!

"Students today are more likely to focus on a business's impact on the environment or society at large, and to insist that companies have a positive social mission."
Harvard Business Review

How Does it Work?

Soli's US patent covers the conversion of any Offset into a consumer reward; we need to make sure the Offset is genuine. In our system, each ton and pound has a unique serial number for total verification and tracking -- eliminating possible duplication and false claims (so called 'greenwashing').

Currently we acquire serially numbered carbon credits issued in state-regulated cap and trade auctions. Power-generating plants and large manufacturers purchase credits in these auctions as allowances to continue operating above desired environmental thresholds, instead of being forced to make immediate capital investments to come into compliance. We call them "permits to pollute."

Soli enters these markets and disrupts the credit system by purchasing tons of carbon and retiring them on consumers' and merchants' behalf in the form of redeemable Soli Points. We even go one better. We now partner with non-profit The Adirondack Council and buy credits from



them (at a premium) that they acquire from the Regional Greenhouse Gas Initiative cap and trade market (RGGI, covering 10 northeast States). The Council uses credits to address their mission -- preserving the six-million acres of the Adirondack Park as "Forever Wild." This is the largest Park within the contiguous 48 US States, and it has been under attack by harmful environmental emissions.





CO_2
Soli
Solipoints.com
Utilities
1 RGGI & other Carbon Markets
2 Soli buys & removes tons of CO_2 offsets from market
3 Divides the tons into pounds & creates redeemable SoliPoints coupons (1 Point = 2 lbs. CO_2)
4 Merchants buy coupons to promote goods & services
5 Merchants promote via their channels & Soli website
6 Soli website • Merchant Offers & Database
7 Customers buy from Merchants & earn Points
8 Climate Remediation Foundation
Soli may donate SoliPoints to Foundation.
Foundation may buy Points.
Data
< Customers donate Points to Foundation
Foundation may donate to Academia >
Sierra
Wildlife Fund
Etc.

Soli is a win for them. It's also a win for us and our investors to help support their cause, a win for consumers and merchants, and a win for the environment.

As we expand, we will seek to purchase credits from other sources as well, such as the Western Climate Initiative covering five Western States and led by California.

In every case, Soli applies its patented system and process to create carbon-backed Soli Points for sale to merchants anywhere to use to promote their offers and build customer loyalty and their brand as socially and environmentally responsible.

The basic SoliPoint prevents two pounds of CO2 from entering the atmosphere and rewards 1% cash back per retail dollar of consumer spending. These metrics can vary depending on negotiations with our merchants, but carbon reduction always remains the criteria.

We repeat—**for every dollar spent, shoppers prevent two pounds of CO2 from being emitted into the atmosphere.** By comparison, a full-grown tree absorbs 48 pounds of carbon per year. With Soli, you can do that simply with a $24 purchase over and over, all year long. That's Impact with a capital "I"!

Soli is empowering people to make a difference. And when you choose to invest in Soli, you, too, will make a significant impact.

How to Retire Carbon with Soli

It's neat -- try it. Download the Soli Points iOS app (free in Apple store). Register with any Visa, MasterCard or American Express credit or debit card. Then you will see the current merchants in our network within ten miles of you that you can patronize, reduce carbon, and earn. It's surprising and fun. There are no coupons to clip or rebates to mail in. We now have more than 15,000 merchants throughout the US, and that's growing monthly.

You can shop online, using the app, from our ever-expanding affiliate partnerships (300+ partners that resonate with millennials). We are rapidly expanding the shopping network, adding Android and building our web platform for more robust shopping. We expect this to be in place in time for the commencement of the new academic year.

[Note: If you previously registered a credit or debit card with an Empyr merchant other than Soli, you will not be able to register that credit card with the Soli program at this time. Use a different credit/debit card. We are working with Empyr to eliminate this issue.]

How is Soli Different?

"It's the first and only loyalty platform (that we know of) with direct reduction of CO2: Carbon Remediation with Every Dollar of Consumer Spend."

Harvard Business Review, March 2018

"If your customer retention strategy relies on "buying" loyalty with rewards, rebates, or discounts, it is coming at a high cost. And these days, it could also mean that you're giving up something priceless: your relevance.

"That's because the 'loyalty era' of marketing, as we've known it, is waning. It was built in part on the notion that consumers will keep buying the same things from you if you have the right incentives. Yet, according to recent consumer research from Kantar Retail, 71% of consumers now claim that loyalty incentive programs don't make them loyal at all. Instead, in this new era of digital-based competition and customer control, people are increasingly buying because of a brand's relevance to their needs at the moment."





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"In fact, consumer research we've worked on at Accenture shows that in the U.S. market alone, companies are losing $1 trillion in annual revenues to their competitors because they are not consistently relevant enough. Loyalty remains important, but this finding indicates that the future of marketing — and, in the big picture, many businesses — depends on serving a customer's most relevant needs in the moment. In this way, companies need to become more like living businesses, building and sustaining symbiotic ties with their customers as if those relationships are with a concierge, butler, or friend."

John Zealley, Robert Wollan, Joshua Bellin

Accenture

Soli's solution is as powerful as it is simple; it leverages companies' desires to be regarded as socially just and sustainable. This works for commerce and industry because they can accurately measure ROI in customer acquisition and retention while building a brand and meeting CSR (Corporate Social Responsibility) and ESG (Environmental, Social, Governance) criteria.


Soli
Thank you!
Your $6.65 purchase at Alibris: Books, Music, & Movies reduced 12 lbs of CO2
Plus, you also got some points!
6
Solipoints Earned
Congrats! Your recent purchase just reduced 12lbs of CO2 emissions and snagged you some points!
Earn More!

Yes, I'm ready to invest.
Click on the green "Invest Now" button at the top of the page.

Competition

There is no shortage of consumer loyalty programs. That's great, as it is proof of a large market. But we do not know of a single one...until now, that creates beneficial environmental impact. Soli is "Proof of Impact."

Marketing bulk Carbon Offsets to commercial enterprises is not new. This is indirect competition in that enterprises acquire bulk Offsets to meet their sustainability criteria. Some suggest that their customers voluntarily contribute and pay more for the "privilege" of lowering the carbon footprint (really to cover their costs). The irony is that they are the ones who are creating the problem. It's like restaurants serving people dinners and then asking them to wash the pots and pans.



We believe enterprises now buying bulk credits for internal purposes are excellent prospects for Soli. Instead, they can acquire Soli Points as fractions of carbon tons and achieve the same sustainability objectives plus gain by using Soli Points as a marketing tool. We are now marketing this model as a shift in strategy for major brands and are discussing it with several. It makes sense for them and has great upside for us.

"I think Soli Points is a very smart app. It recognizes that while many people might hear about environmental problems and want to take action, there is a big leap from thinking about making a change to actually doing it. Soli was made with this understanding of people in mind. Instead of asking its users to make large lifestyle changes, the App utilizes a behavior that is second nature to most of us: shopping and spending, to take tangible action against CO2 emissions."

Jenna C.

Tufts University student and Soli App User

The Climate is in Crisis

We are Tackling a BIG Problem

The Intergovernmental Panel on Climate Change has stated that "scientific evidence for warming of the climate system is unequivocal." According to NASA, 97% of climate scientists are in agreement with that position, as well as most leading scientific organizations worldwide. Michael E. Mann, professor of atmospheric science at Penn State, explained that human-caused Climate Change has about the same level of scientific consensus as the Theory of Gravity.

We believe, historically, the government and industry have been slow to confront climate change. Meanwhile, consumers are marching and demonstrating in frustration and demanding action. To date, we are not aware of any means for consumers to move the needle in creating environmental impact without paying for it.



We believe the government is not going to solve the climate problem. It's up to us, the citizens.

Easy to Use & Easy to Grow



- No fighting consumer wallet habits -- completely frictionless for the user.
- Soli functions with any Visa, MasterCard, or American Express debit or credit card you already have.
- Members can make tax-deductible donations of their cash back. Cash-back value of unredeemed Soli Points ('breakage') after 24 months is donated by default to Climate Remediation Foundation (a public charity focused on climate change).
- Merchant ease -- works seamlessly with any POS (Point of Sales) system.
- It scales rapidly as a coalition marketing platform, with merchants as Soli customers, and their customers as Soli climate action members.
- Every added participating brand can result in millions of new members for social impact.
- Existing Traction: Boston University, Harvard, MIT, Tufts, UMass, Northeastern, Babson and others in Boston are expressing interest in participating. We expect many more to follow across the country. Let us know and we'll sign up your school.
- The City of Boston's Greenovate program is boosting Soli.
- Word is spreading about Soli and gaining exposure via PR and social media.

That's Not All. We:

- Have partnered with more than 15,000+ merchants nationwide.
- Have launched in greater Boston academia with university and college students working as brand ambassadors to spread the word at various organized campus events. Sales are occurring with online and retail merchants.
- We are enjoying support from Empyr, which has provided us with terms that will allow us to expand without having to make a significant investment in cardlink technology.

Application of Proceeds

Soli has developed an iOS app and is already in the marketplace with its climate impacting service. Revenues started in April 2018. We anticipate that the capital we're raising will be applied toward the following (not necessarily in order):

- Expand the merchant network and target major brands to provide for more shopping options
- Rollout greater Boston academic model across the nation
- Complete the Android app version
- Add an iPad and Android tablet for shopping anytime, anywhere
- Develop web platform for desktop shopping

Content and Options:

- Aggressively promote and market Soli and build its brand
- Build communities of users
- Pay down antecedent debt
- Set the stage for the next funding round ideally at a multiple of present enterprise value

Soli Revenue Streams

We Derive Revenues and Make Money in Numerous Ways:

- The spread between our sale price of Soli Points and raw cost of carbon credits (as carbon costs go up we can adjust our conversion metric to maintain our margins)
- Enterprise pricing
- Affiliate commissions from brands promoted on our platform
- Advertising revenues
- Subscription fees from academic institutions
- Marketing database intelligence (expanding exponentially as our Membership grows).
- Interest on cash-back "float."



Projected Growth with all Marketing Verticals Including Academia
(US Only)
$120,000,000
$100,000,000
$80,000,000
$60,000,000
$40,000,000
$20,000,000
$0
-$20,000,000
Year 1
Year 2
Year 3
Year 4
Year 5
Revenue
$2,646,000
$5,451,000
$26,509,000
$52,820,000
$106,000,000
EBITDA
$358,000
$232,000
$8,894,000
$21,775,000
$48,457,000
Revenue
EBITDA

Why Invest in Soli?

If you care about the environment with the prospect of making a return on your investment, then you must invest! It's that simple.

Invest in Soli Today!

Join Soli in Greenifying Our Economy and Creating a Global Impact

Join Soli in Greenifying Our Economy and Creating a Global Impact


Prof.
Vijay
Kanabar
Boston

Consumer spending is at an all-time high, but so are carbon emissions. Consumers now have little to no ability to address climate change without paying for it. They express their frustrations via demonstrations and marches but with little impact. Your investment may help solve that dilemma while potentially reaping both psychic and financial rewards as the Company attempts to scale into a dominant entity in consumer loyalty.

Consumers are aware of how their consumption affects the climate and seek solutions that don't disrupt their daily activities, or that aren't inconvenient and costly. We believe Soli is the perfect fit.

It is more than a product or service, it's a movement using consumer power to save the planet! Invest today. Join us in supporting climate change by taking a leading role in saving the planet. **Soli's experienced and balanced team makes things happen.** The team has an in-depth knowledge of marketing and consumer behavior, technical capabilities, all coupled with a passion for saving our planet.

FAQ

Soli's overall objective is to market a loyalty plan that is profitable for merchants, sought after by consumers, conscious of the earth, and that can help overcome climate change around the world. Essentially, create a consumer reward company rooted in positive impact.

1. **What is Soli's main mission in the e-commerce consumer loyalty field?**
   To create the world's most cost-effective customer retention and acquisition platform with the mission of addressing climate disruption and allowing consumers for the first time to create measurable environmental impact without having to pay for it.

   Soli is intent on building a consumer movement that benefits commercial enterprises and the public as a coalition to lower the carbon footprint, and more. It does this with a cutting-edge customer 'loyalty' plan based on redeemable electronic Points that retire carbon from the atmosphere with every dollar of consumer spend, no matter the content of the purchased goods or services, and earn cash back.
2. **What do you see as the biggest opportunity for engaging industry in Soli Points climate remediation platform?**
   To date, commercial enterprises regard climate action as a cost to be avoided, though they are responsible for creating CO2. Soli flips that approach by making carbon reduction a profitable marketing opportunity for enterprises. Corporate boards are increasingly demanding action in sustainability, but many in management are finding solutions hard to come by. Most companies lack tools to accurately measure the effectiveness and ROI of their actions. Soli can do all this down to the penny.
3. **What sets your company apart?**
   Soli is the only company of which we are aware built around a loyalty plan that rewards shoppers socially and monetarily, all while empowering them to help save the planet. Soli's technology allows enterprise to accurately measure ROI for Environmental, Social & Government (ESG) and Corporate Social Responsibilities (CRS) initiatives (a difficult and expensive task for most enterprises). We believe it has a "first mover advantage " with its socially responsible Soli Points plan in the $515 billion rewards market.
4. **Does Soli plan to market beyond higher-education?**
   Yes, but first Soli is seeking to build a national network of colleges and universities to drive traffic to merchants by using push marketing techniques. With that as a base, it will target merchants directly in verticals of CGP brands, hospitality and travel, sports and entertainment, and capital goods to sell Soli Points worldwide for their use in promoting offers, thereby creating a member base of all consumers.
5. **Why offer a crowdfunding campaign?**
   Crowdfunding allows us to tap into a large audience of small investors and do more than just raise money. We can get the word out to enterprise that they can reward consumers as they shop and thus lower the carbon footprint, and profit by it. Our technology, platform and its impact can influence everyone's lives in a positive way to address climate change. As noted before, this helps them gain and retain customers and build brand as socially responsible. At the same time, we garner the support of millions of millennials in higher-education (a populace of 23.5 million in the US that grows by 25% annually with each incoming class). This is done fundamentally at no cost to Soli with institutions marketing Soli's academic model (designed to help them achieve their mandated climate plans).
6. **What do you see as the biggest benefit to potential investors?**
   We are presenting an opportunity for you to get in on the ground floor of an innovative consumer loyalty plan that we expect to transform how consumer incentives will be used throughout the world to benefit societies. Soli aims to be the dominant force in providing mission-oriented Points and tokens tied to environmental causes (carbon now, with its patent, and water and recycling issues later, for which patents are pending). This campaign is your chance to join Soli today during this defining moment in history when the climate is in crisis and help to create a healthier planet for years ahead.
7. **How will this capital raise propel you into your next long-term step?**
   Mostly, it will allow us to aggressively market to our present higher-education vertical throughout the US and Canada. The campaign will also allow us to develop an Android app to add to the present iOS and integrate both with a more robust web platform to provide more options for consumer-shopping and to handle rapid scaling as is anticipated. We are keeping track of the recent fintech developments to take advantage of tokenizing Soli Points using blockchain or other distributed ledger technology.
8. **How can I subscribe for shares in Soli right now?**
   A. Individuals interested in learning more about Soli's equity crowdfunding campaign opportunity can visit https://www.StartEngine.com/startup/Soli to read the offering document before making any investment.





We Created the Problem - Let's not pass it on to them.
"It Pays To Save the Planet™"

Meet Our Team



Robert MacArthur
Founder, President and Chairman
Robert is an experienced entrepreneur, educator, industry consultant, and founder of multiple businesses (including IPO exits). He is the recipient of patent converting emissions into consumer reward/loyalty plans. Adjunct Professor Marketing and Executive-in-Residence at the BU Business Incubator. His education includes St. Lawrence University and Harvard Business School.





Brian Alexson
CEO
Brian has more than 25 years of successful leadership experience in senior sales, marketing and operations roles, including designing and implementing complex and detailed process improvements. Prior to joining Soli, he served as the CEO of a large consumer services business and COO of a national solar finance company. His education includes Framingham State College and Villanova University, and he continues to serve on multiple Boards.





Lilliane LeBel
Vice President Communications and Governance
A results-driven senior executive with proven ability to analyze growth opportunities and introduce strategic and tactical solutions that improve performance, Lilliane has been involved in marketing, communications and marketing research for more than 25 years. She has been president at LeBel Marketing, and previously Vice President at InfoGroup, working with top multichannel and publishing clients to better understand their customers, improve customer communications, and increase ROI. Her education includes a BA from The University of New Hampshire and an MBA from The American University.





Brian Bauer
Vice President of Direct Marketing
Brian has more than 30 years of experience in consumer direct marketing, data management, digital media, catalog and Internet production including Hub Mail,

North Country Corp., and e-wood.com. His work has won national direct marketing awards; Best of Show, Motivation Marketing Show; Best of the Web (Construction) Forbes.com; Apple Certified Support Professional. Education includes Lake Forest College and Harvard University.





David Hessler
Senior Software Developer

Experienced in the IoT space including app, backend and embedded systems development, David oversaw product at Eight Sleep from prototyping to mass production. He holds a BEng in CS at Roma Tre University.



Louise Vilaseca
Director of Campus Marketing

Louise received her bachelor's degree in International Marketing from the Hult International Business School, London, before joining a London-based startup, bySTORED, as a Marketing Executive. She also worked for Prêt A Manger in Paris and fashion brand Roberto Cavalli. Louise earned her Masters in Administrative Studies with a concentration in Innovation and Technology from Boston University.



James Graham
Technical Advisor

James Graham is a software engineer and millennial entrepreneur keen on building businesses from scratch. He received a $100,000 Thiel Fellowship grant in 2017 (one of only 25 worldwide) that includes support from the Thiel Foundation's network of founders, investors, and scientists. He developed Caffeine.net as the fastest way to establish a TLS connection between iOS and APIs.



James Seibel
Technical Advisor

James Seibel is CTO at Airfox where he leads product development of its mobile, backend, and Ethereum-based decentralized mobile financial products. He is a former software architect at Lola Travel (founded by Kayak founders) and head of engineering at Apperian (acquired by Arxan Technologies), where he built crypto mobile SDKs for government agencies. James holds three patents and has architected and developed a range of technologies in the telco, crypto, and blockchain spaces. With a passion for cutting-edge technology and learning, James is developing pioneering financial services that support economic empowerment, inclusion, and social justice for the underserved. He holds an M.S. and B.A. in Computer Science from Boston University.



Paul Imbierowicz
Advisory Board Member

Chief Product Officer at Path2Response where he oversees the development and ongoing improvement of Path2Response's customer acquisition and retention products and services. His background includes broad experience in product management, strategic planning, and market development. Before co-founding Path2Response Paul was EVP, Product and Market Development at the Reunion Group. Prior to that, he was Senior Vice President, Strategy and Market Planning at Epsilon Targeting (formerly Abacus). Paul also held senior marketing roles at The Orvis Co. and The Gardener's Supply Company.



Alec Karys
Advisory Board Member

Alec is an international Start-up Evangelist, Mentor, Adviser, Coach and angel investor to start-ups with advanced technology, disruptive, next generation business models with underlying IP. Alec has over 25 years of experience as an entrepreneur, technical team manager, consultant and as a start-up adviser, mentor and coach and angel investor at MassChallenge, TechStars and MIT EF Greece. Founder and CEO at Genesis, which provides start-up advisory services. Previously, he was CTO at mShopper (mobile shopping) and Senior Software Manager at Amazon, responsible for all technical aspects of the Amazon Affiliates Program with of over $1 billion and over 1.2 million members. Alec was Co-Founder and CEO at Synapse Ventures Group, served as CEO at Cognate Technologies. He held senior management roles at Authoriszor (NASDAQ: AUTH), InterQual, Data General Corporation. Alec has three issued patents in medical protocol authoring and delivery, and mobile shopping/mobile commerce. MBA and Electrical Engineering degrees Northeastern University; Engineering Executive Program (SEEP) at Stanford University.



Tom Burgess
Advisory Board Member

Tom is a seasoned executive in online and wireless interactive advertising and digital media technology. As a serial entrepreneur and innovator, he has been granted multiple patents for his pioneering work in the wireless, mar-tech and loyalty industries. He founded Linkable Networks, a payments loyalty company in 2010 and was CEO until its sale to Collinson Group in September 2017. In 2001 Burgess founded Third Screen Media, a wireless advertising company that was purchased by AOL/TW in 2007. Prior to Third Screen Media, he founded two other successful digital media companies. In 2007 Burgess was inducted into the Entrepreneur Hall of Fame for superior performance by a group of investors.



Eric Tom
Advisory Board Member

Eric is EVP & Chief Revenue Officer at Teradata, a major data analytics software Company serving Fortune 500, where he is responsible for leading Teradata's global go-to-market strategy and execution across 45 locations worldwide, including field organizations, direct sales and consulting organizations. Teradata is a public company with $2B+ in revenue and $5B in market cap. Prior he was the EVP of Global Sales & Marketing of International Game Technology with $2B+ in revenue. He has an MBA from University of California, Berkeley.



Eric Wanta
Advisory Board Member

Senior marketing executive with a unique



Sheldon Zaslansky
Advisory Board Member

Sheldon is a specialist in direct marketing

senior marketing executive with a unique perspective on marketing, branding and advertising that comes from working with a wide variety of companies on both the agency and client sides. Eric is currently the CMO of Zive and has previously led the marketing functions at companies including Lycos, Exari, Aquent and several other technology startups. He has a degree in Economics from Harvard and an MBA from Yale.

Sheldon is a specialist in direct marketing and e-commerce strategies. His start-up consultant specialties include business development and improvement of high-level client relationships. He is the co-founder of Rare Rock Photos, the CEO of TVPro Gear, and the former owner and CEO of Walter Karl Inc. media company that was sold to Donnelley.

Offering Summary

Maximum 535,000 shares of Series B Common Stock ($1,070,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 5,000 shares of Series B Common Stock ($10,000)

Company	335, Inc. (d/b/a Soli)
Corporate Address	125 Mt Auburn Street, Suite 1649 Cambridge MA, 02238-1649 United States
Description of Business	Soli is a customer acquisition and retention loyalty plan rewarding shoppers with cash back and carbon reduction.
Type of Security Offered	Series B Common Stock (the "Shares," or the "Securities")
Purchase Price of Security Offered	$2.00 per Share
Minimum Investment Amount (per investor)	$250.00

Perks*

$250+ — If you invest minimum $250, you will retire 250 pounds of CO_2.

$500+ — If you invest $500, you will retire 500 pounds of CO_2

$1,000+ — If you invest $1,000, you will retire half a ton of CO_2

$2,000 — If you invest $2,000, you will retire one ton of CO_2

$5,000+ — If you invest $5,000 or more, you will retire five tons of CO_2 **and** you will receive 5,000 Points, **and** and you will also become a Premium Soli Member entitled to special shopping discounts and other privileges as they become available.

Soli will notify all investors of merchants' offering gift cards and Soli Points that can be earned to reduce additional carbon and receive cash back upon making a purchase.

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

335, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 50 shares of Series B Common Stock at $2.00 / share, you will receive 5 Series B Common Stock bonus shares, meaning you'll own 55 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company does not expect to incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Based on Your Previous Interests - This broad selection of issuers is based on objective factors within your prior investment history, such as industry sector, location, and security type. This selection of issuers should not be taken as investment advice, and does not constitute investment advice by StartEngine. Prior to making any investment decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation Crowdfunding.

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1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

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Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



VIDEO TRANSCRIPT (Exhibit D)

1st Video:

00:atmospheric co2 is at its highest00:03level in over 400,000 years all this co200:07is destroying our planet causing00:09unprecedented sea level rise floods00:11droughts as well as food and water00:13shortages the companies causing this00:16crisis continue to pollute more than00:18ever and citizens have been powerless to00:20stop it Soli is building a consumer00:23movement our goal is to empower people00:25to leverage their everyday spending to00:27reduce co2 emissions and fight climate00:29change soli has thousands of stores00:32where you can shop for the things you00:33buy every day every dollar spent at00:36participating stores automatically00:38removes 2 pounds of co2 emissions Soli :41is completely free you'll pay the same00:44price on every purchase plus earn 1%00:46back which can be redeemed for cash back00:48or donated to a climate focused00:50nonprofit with Millennials spending over00:53200 billion dollars a year we could00:55cause one of the largest reductions in00:57co2 emissions in human history join the01:00movement and download the soli mobile01:02app today01:03it pays to save the planet

Kanabar Video (2m19s)

Hello, I'm Dr. Vijay Kanabar from Boston University. I have been teaching at Boston University for a long, long time – 25 years plus, and this is the first time I have had the opportunity to see an interesting app, like Solipoints.

My interest in Soli is two-fold. First and foremost, it's the cause. Personally, I believe in this. I know my children believe in this, and at Boston University, I have seen a lot of interest from the students in Soli, and the mission behind Soli. Personally, I believe it is long over due for something or some app or a business like Soli, to come into play and serve the needs of the marketplace. There is an interest, both from the business's perspective, who are interested in retiring the CO2 emissions, and I believe there is an interest from the perspective of students who are very conscious, who are indeed frustrated that they are not able to contribute in any shape or form.

I have downloaded the Soli app; I have used it at least for 3-4 months. I find it is very simple to download and install – I have an iPhone. The impressive aspect of the app is I am able to see the contributions that have come about by me patronizing the businesses, and I am able to see a meter that tells how much CO2 has been retired. So it's a good app, from that perspective.

So it's amazing the amount of convenience you have if you believe in some cause, you can see how you are helping yourself, and you are helping the business; you are helping the environment. So I believe it is something that I am very comfortable using, and I plan to continue to patronize this app.

Robert MacArthur & Patent Video (18s)

There was a gaping hole in the whole field of climate reduction in that consumers were not able to create any kind of measurable impact. This patent allows consumers to be proactive in reducing the carbon footprint, while getting cash back in the process, as well.

Student Video 1 (31s)

My name is Fedra, I am from the Dominican Republic. I am a student at Boston University. I am interested in Soli because it is a of way saving the world. It's a win-win situation. The consumer can get money and we can save the world at the same time.

I have downloaded the Soli app. It's a great experience – it's super user-friendly. You just register with your name, put in your credit card information, and every time go to to a merchant that's with Soli, you get points back, you get cash rewards, and I get to save the planet!

Student Video 2 (1m30s)

I'm from Morocco. I'm a graduate student at Boston University studying Economic Policy. I'm interested in Soli because I'm studying Economic Policy. In the classroom we hear a lot about policy – environmental policies and what we can do about them, but I never get to really to do anything about it, and this is like a perfect opportunity where I can be rewarded by downloading the app and getting cash back for it, but also saving the planet. I can feel like that anything that I have learned I can just apply it, just by being a user of the app.

I have downloaded the Soli app. It was very easy. I logged in using my Facebook, so it kind of did the information for me, linked my credit card information (I was assured this was a very safe thing to do), and just by going to a merchant that is partnered with Soli, you get Points back that translates into carbon being reduced in the atmosphere.

So I'm excited to use Soli because just by being a simple user anyone can be part of this community and change the amount of carbon that is present in the air, and you get to feel ethically better about yourself, and also actually make a change, and get money out of it.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:57 AM 08/28/2018
FILED 08:57 AM 08/28/2018
SR 20186381603 - File Number 5648470

FIRST AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
335, INC.

335, Inc., a corporation organized and exiting under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"), does hereby certify as follows:

1.   The name of this corporation is 335, Inc., and this corporation was originally incorporated pursuant to the General Corporation Law on December 1, 2014, under the same name.

2.   This First Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 and, with respect to the stockholders of this corporation, Section 228 of the General Corporation Law, and restates, integrates and further amends the provisions of the Certificate of Incorporation of this corporation, as amended.

3.   The text of the Certificate of Incorporation of this corporation, as amended is amended and restated to read as follows:

FIRST: The name of this corporation is 335, Inc. (the "Corporation").

SECOND: The address of the Corporation's registered office in the State of Delaware is 8 The Green, Suite A, Dover, Kent County, 19901. The name of its registered agent at that address is A Registered Agent, Inc.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "General Corporation Law").

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 10,535,000 shares of Common Stock, par value $0.0001 per share ("Common Stock"), 10,000,000 of which are designated as Series A Common Stock, par value $0.0001 per share ("Series A Common Stock"), and 535,000 of which are designated as Series B Common Stock, par value $0.0001 per share ("Series B Common Stock").

Effective upon the filing of this First Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the "Effective Time"), each share of Common Stock issued and outstanding immediately prior to the Effective Time shall be automatically reclassified and changed into 10 shares of Series A Common Stock, without any action by the holder thereof (the "Stock Split"). No fractional shares of Series A Common Stock shall be issued upon the Stock Split or otherwise. In lieu of any fractional shares of Series A Common Stock to which the stockholder would otherwise be entitled upon the Stock Split, the Corporation shall pay the fair value of each such fractional share as determined by the Board of Directors of the Corporation to the holders thereof.

All certificates representing shares of Series A Common Stock outstanding immediately prior to the filing of this First Amended and Restated Certificate of Incorporation shall

4834-1044-2857, v. 2

immediately after the filing of this First Amended and Restated Certificate of Incorporation represent instead the number of shares of Series A Common Stock as reclassified and changed above. Notwithstanding the foregoing, any holder of Series A Common Stock may (but shall not be required to) surrender his, her or its stock certificate or certificates to the Corporation, and upon such surrender the Corporation will issue a certificate for the correct number of shares of Series A Common Stock to which the holder is entitled under the provisions of this First Amended and Restated Certificate of Incorporation.

The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Series B Common Stock are identical with those of the Series A Common Stock other than in respect of voting and information rights as set forth herein, and for all purposes under this Certificate of Incorporation, the shares of Common Stock shall together constitute a single class of capital stock of the Corporation.

A. **Voting Rights**.

1. General. Except as otherwise required by law or this Certificate of Incorporation, at all meetings of stockholders and pursuant to all written actions in lieu of meetings (a) the holder of Series A Common Stock are entitled to one vote for each of share of Series A Common Stock, and (b) the holder of Series B Common Stock have no voting rights. The number of authorized shares of Series A Common Stock or Series B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more other series of Common Stock that may be required by the terms of this Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

2. Required Vote. To the fullest extent permitted by law, with respect to any matter on which the holders of Series B Common Stock are entitled to vote by law, the holders of Series B Common Stock shall vote all shares of Series B Common Stock in the same manner as a majority in voting power of the shares of Series A Common Stock vote their shares on such matter.

B. **Information Rights**. To the fullest extent not prohibit by law, holders of Series B Common Stock shall not be entitled to inspect or make copies and extracts from the Corporation's stock ledger, a list of its stockholders, or its other books and records, and the books and records of subsidiaries of the Corporation, if any, in the manner provided in Section 220 of the General Corporation Law.

FIFTH: Unless and except to the extent that the Bylaws of the Corporation (the "Bylaws") shall so require, the election of directors of the Corporation need not be by written ballot.

SIXTH: Subject to any additional vote required by this First Amended and Restated Certificate of Incorporation or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

4834-1044-2857, v. 2

SEVENTH: A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted by the General Corporation Law as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

EIGHTH: Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or stockholder of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the General Corporation Law, this First Amended and Restated Certificate of Incorporation or the Bylaws, or (iv) any action or proceeding asserting a claim governed by the internal affairs doctrine.

*   *   *

IN WITNESS WHEREOF, 335, Inc. has caused this First Amended and Restated Certificate of Incorporation to be signed by a duly authorized officer of this corporation on this 25th day of August, 2018.

Name: Robert S. MacArthur
Title: President

-3-